NOTICE OF EXEMPT SOLICITATION

AMENDMENT NO. 1

Name of the registrant:

First Trust High Income Long/Short Fund

Name of person relying on exemption:

Dolphin Limited Partnership I, L.P.

Address of person relying on exemption:

c/o 1117 E Putnam Ave.

Riverside CT 06878

Written Material:

Dolphin Limited Partnership I, L.P. press release dated January 13, 2021 (disseminated on or about January 28, 2021)(previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication regarding annual shareholder meeting, dated March 1, 2021 (disseminated March 3, 2021) (Exhibit A)

Dolphin Limited Partnership I, L.P. shareholder communication, dated March 1, 2021, regarding Letter to Board of Trustees of First Trust High Income Long/Short Fund, dated February 5, 2021 (revised) (Exhibit B)

Exhibit A

DOLPHIN LIMITED PARTNERSHIP I, L.P.

March 1, 2021

The First Trust High Income Long/Short Fund (NYSE: FSD) Annual Shareholder’s Meeting is April 8, 2021.

DOLPHIN RECOMMENDS SHAREHOLDERS VOTE:

Proposal 1: “WITHHOLD ALL” on the Board’s Two Trustee Nominees

Proposal 2: “FOR” Dolphin’s Binding Proposal

An affirmative vote on Proposal 2 would terminate all investment management agreements. Dolphin believes that this would cause the Board of Trustees to pursue prompt, orderly liquidation, returning your Net Asset Value (NAV) at a premium to market ($16.43 at February 26, 2021), or another extraordinary transaction requiring shareholder approval. Liquidation has occurred with other funds.8 THIS REMOVES BOARD CONTROL AND EMPOWERS YOU, THE SHAREHOLDERS. Dolphin’s Proposal, Background and Supporting Statement starts on page 21 of FSD’s 2021 Proxy Statement.

Do Not Buy FSD’s Rhetoric—Look What Happened To Your Investment:

-278% 1-Year Share Price Underperformance vs. FSD’s Self-Selected Benchmark [1]
-30% 10-Year Share Price Underperformance vs. FSD’s Self-Selected Benchmark[2]
-13.9% FYE 2020 NAV Discount From a +2.25% FYE 2010 Premium[3]
Your $1.32 FY 2020 Distribution Has $0.41 (31%) Return-of-Capital (ROC) vs. $0 FY 2010 ROC[4]
FSD’s $0.91 FY 2020 Actual Share Earnings (NII) Was Down -38% vs $1.47 In FY 2010[4]
A 5.4% Pretax Yield On NAV Is Not Compelling[5]
Your FSD Share Price Is DOWN 25% For 10-Years![6]
Your Board And Investment Advisor Have Been Adversarial And Benefit From Annual Advisory Fees ($5.4 Million FY 2020) And A Perpetual Structure—Indefinitely Keeping Shareholder Fund Capital[7]
Logically, Rising Interest Rates Would Hurt FSD’s Perpetual Structure And Fixed Coupon Portfolio
FSD Is A Risky Investment—If FSD Drops Its FY $0.41 ROC, What Will Happen To Your Share Price?

Dolphin Believes Proposal 2 Would Result In Returning Your NAV[8]

Dolphin is a multi-year, $8 million+ FSD shareholder; The Board and Executive Officers own a relatively nominal number of shares.9 The Advisor collects millions of annual management fees and seeks to keep shareholder capital indefinitely despite 10-Years of significant underperformance and being adversarial to shareholders.

Dolphin is a 1995 Delaware partnership with a history of working to generate value on behalf of all shareholders.

Dolphin’s Proposal Requires A 50%+ Vote Of All Shares Outstanding

Or 67% Of Shares Voting At The Meeting

VOTING INSTRUCTIONS:

Every Vote Is Important. Abstentions And Broker Non-Votes Count Against Proposal 2. If You’ve Already Voted, You Can Change Your Vote.

You May Vote “FOR” Dolphin’s Binding Proposal On FSD’s Proxy Card That You Received Previously. You May Be Able To Vote By Telephone Or Online Following The Instructions On FSD’s Proxy Card. If You Cannot Find FSD’s Proxy Card Or Did Not Receive A Proxy Card, Please Contact Your Broker And Have Them Provide You With Instructions To Vote Your Shares.

If You Want Assistance, Please Contact Innisfree M&A Incorporated: 888-750-5834

THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE YOUR PROXY

Please DO NOT send us your proxy card as it will not be accepted – you must vote on FSD’s proxy card.

Endnotes

1 FSD’s Benchmark refers to the ICE BofA US High Yield Constrained index. All calculations are derived from October 31, 2020 FSD Annual Report (page 2): The -30% FSD’s 10-year (Inception) share price underperformance vs. it’s Benchmark was derived from Inception to FYE 2020 Average Total Annual Return of the Benchmark (+6.31%) minus FSD’s Market Value return (+4.41%) and the net divided by +6.31%. FSD’s 1-Year share price (FYE 2020) underperformance vs. its Benchmark by -278% was derived from the following formula: (-4.35% FSD 1–Year Market Value /+2.44% 1-Year Benchmark)-1.

2 10-Year refers to FSD’s Inception, September 27, 2010, and FYE October 31, 2020. See endnote 1 above.

3 FSD’s NAV discount widened from FYE 2010’s +2.25% premium to FYE 2020’s -13.9% discount. Dolphin’s September 2019 public Proposal coincided with the NAV discount ultimately closing to approximately -7.8% and when FSD filed its Proxy Statement with Dolphin’s Proposal in January 2020. FSD’s FYE October 31 premium/discount since Inception: 10/31/20: -13.86%; 10/31/19 -8.56%, coincides with Dolphin’s public proposal to terminate Investment Agreements, 10/31/18: -16.05%; 10/31/17: -7.24%, in connection with a shareholder settlement of a 15% tender offer and a 1-Year raised distribution; 10/31/16: -12.37%; 10/31/15: -13.43%; 10/31/14: -11.71%; 10/31/13: -10.24%; 10/31/12: -1.42%; 10/31/11: -6.68%; 10/31/10: +2.25%.

4 See chart:*

FYE 10/31	NII	ROC	FY Distribution
2011	$1.47	$0.00	$1.47
2020	$0.91225	$0.40775	$1.32

“NII” - Net Investment Income from dividends and interest, less fund expenses, excluding ROC and capital gains and losses.

* Sources: 2011 FSD Annual Report; FYE 2020 Notice Rule 19a-1. 2011 results are based on 35,989,830 weighted average shares outstanding (FYE shares were 36,056,159).

5 $.91 FY 2020 NII/$16.43 February 26, 2021 closing NAV.

6 FSD’s inception share price was $20.00 vs. its February 26, 2021 $14.88 closing share price ($20.00-$14.88)/$20.00).

7 In response to Dolphin’s Proposal for the 2020 Meeting, FSD accelerated the record, mailing and meeting dates that had been consistent since Inception making it more difficult to communicate with fellow shareholders. FSD spent considerable shareholder funds opposing. Ignoring mandatory disclosure obligations, FSD did not disclose the actual vote on the 2020 proposal for nearly 6-months (September 1, 2020), and only in response to Dolphin’s written request. Before the 2019 Annual Shareholder’s Meeting, FSD made extraordinary effort to exclude Dolphin’s non-binding target-term proposal to close the NAV discount. On September 18, 2020, Dolphin submitted a binding Proposal and Supporting Statement for the 2021 Meeting. In response, on October 19, 2020, FSD amended its bylaws hindering shareholder trustee nominations and calling special meetings and installed a control share “bylaw,” prejudicing large shareholders.

8 Alternatively, the Board could pursue hiring another advisor, sub-advisor, merger or extraordinary transaction, in each circumstance, with requisite shareholder approval. However, there are several analogous precedents of liquidation. See Rule 14a-8 proposal by Matisse Discounted Closed-End Fund Strategy, May 2, 2018 (pertaining to The Asia Pacific Fund, which ultimately liquidated on or about January 10, 2019); see also Western Asset Corporate Loan Fund (NYSE: TLI) and Western Asset Variable Rate Strategic Fund (NYSE: GFY) both of which failed to obtain requisite votes to approve new investment management agreements and then, pursuant to favorable liquidation votes, liquidated on November 20, 2020 and November 30, 2020, respectively.

9 Dolphin, as referred to herein, includes other entities under common management. As of December 31, 2020, Board Trustees and Executive Officers held 8,637 shares (February 16, 2021 FSD Proxy Statement, pg. 15).

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe objectives, plans or goals are forward-looking. Many of the facts contained herein are from FSD’s public financial documents; Dolphin makes its statements relying on such information that it believes to be accurate, but makes no representation. Investors are urged to consult with their own financial advisor. Forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding FSD and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Exhibit B

DOLPHIN LIMITED PARTNERSHIP I, L.P.

March 1, 2021

The First Trust High Income Long/Short Fund (NYSE Ticker Symbol: FSD)

Annual Shareholder’s Meeting is April 8, 2021.

Dolphin Recommends Shareholders Vote:

Proposal 1: “WITHHOLD ALL” On FSD’s Two Trustee Nominations

Proposal 2: “FOR” (Dolphin’s Proposal)

Dolphin’s Proposal Requires A 50%+ Vote Of All Shares Outstanding

Or 67% Of Shares Voting At The Meeting

Every Vote Is Important. Abstentions And Broker Non-Votes Count Against Proposal 2.

VOTING INSTRUCTIONS:

You May Vote “FOR” Dolphin’s Binding Proposal On FSD’s Proxy Card That You Received Previously. You May Be Able To Vote By Telephone Or Online Following The Instructions On FSD’s Proxy Card. If You Cannot Find FSD’s Proxy Card Or Did Not Receive A Proxy Card, Please Contact Your Broker And Have Them Provide You With Instructions To Vote Your Shares.

If You Want Assistance, Please Contact Innisfree M&A Incorporated: 212.750.5833

The attached revised letter was sent by Dolphin to the FSD Board of Trustees on February 5, 2021.

THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE YOUR PROXY

Please DO NOT send us your proxy card as it will not be accepted – you must vote on FSD’s proxy card.

DOLPHIN LIMITED PARTNERSHIP I, L.P.

February 5, 2021

The Board of Trustees

First Trust High Income Long/Short Fund

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Attn: W. Scott Jardine, Esq.

RE:	Dolphin Limited Partnership I, L.P. Response to First Trust High Income Long/Short Fund Statement of Opposition to Rule 14a-8 Shareholder Proposal (Revised)[i]

Gentlemen:

This letter contains (i) Dolphin Limited Partnership I, L.P.’s (“Dolphin”) binding proposal; (ii) Dolphin’s specific concerns for the Board of Trustee’s (the “Board”) consideration; (iii) Dolphin’s specific comments regarding the Fund’s Statement of Opposition of January 14, 2021 and request to revise before mailing the Fund’s Proxy Statement for the 2021 Annual Shareholder’s Meeting to be held April 8, 2021 (the “2021 Meeting); and (iv) Dolphin’s response to the Fund’s comment letter of January 28, 2021 regarding Dolphin’s January 13, 2021 Press Release (at Dolphin’s request of January 26, 2021).

Dolphin’s Proposal:

In response to First Trust High Income Long/Short Fund’s (“FSD” or the “Fund”) September 18, 2020 deadline for inclusion in FSD’s Proxy Statement for the 2021 Meeting, Dolphin submitted its binding proposal to terminate all Investment Advisory and Management Agreements in accordance with applicable rules of the Securities Exchange Act (the “Proposal”). The Proposal reads as follows:

RESOLVED: All investment advisory and management agreements pertaining to First Trust High Income Long/Short Fund (FSD) and between First Trust Advisors L.P. [(the “Advisor”)] shall be terminated, as soon as legally permitted.

Dolphin believes its Proposal would lead to a prompt and orderly liquidation and return of net asset value (“NAV”) to shareholders.1 In its January 13, 2021 Press Release, Dolphin provided three fund examples, which, upon or in advance of favorable termination votes, were liquidated with NAV returned to shareholders.

Dolphin received FSD’s January 14, 2021 correspondence enclosing an eight-page Statement of Opposition (the “Opposition”) to Dolphin’s 500-word limit (approximately one-page) Proposal and its Supporting Statement. This letter includes Dolphin’s responses to the Opposition submitted in accordance with Rule 14a-8(m).

i This letter was originally sent to the Board of Trustees on February 5, 2021. On February 17, 2021, Dolphin received a letter from FSD addressing Dolphin’s January 13, 2021 Press Release (35 days later). In response, Dolphin’s letter of February 5, 2021 has been revised to principally make the following substantive changes prior to its circulation to shareholders: (1) certain calculations are now reflected in endnote 5; (2) this correspondence has been updated to account for FSD’s Proxy Statement dated February 16, 2021; and (3) a review of the performance of FIV and FSD in connection with Dolphin’s February 2020 proposed NAV merger with certain modifications. Other non-substantive edits were also made.

C/O: 1117 East Putnam Avenue, Riverside, CT 06878

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

Before addressing FSD’s January 14, 2021 draft Statement of Opposition, Dolphin presents its significant concerns regarding the “Board’s” rhetoric while ignoring the facts (referenced below) of the Fund’s troubled structure, significant long and short-term share price underperformance (versus FSD’s self-selected Benchmark, ICE BofA US High Yield Constrained Index) and adverse actions towards shareholders. Dolphin believes that FSD remains a risky investment—material reduction or cancelation of the FY 2020 $0.41 per share annual return of capital (“ROC”) would likely cause the FSD share price to drop precipitously. In the absence of full liquidation and return of NAV to shareholders, by currently annually distributing nearly 31% as ROC, FSD is creating continuing diseconomies of scale with regard to operating costs and expenses.

Dolphin’s Concerns to be Addressed by the Board:

Dolphin believes these factors are key to FSD’s share price underperformance versus its Benchmark:

●	Since Fund Inception (September 27, 2010), FSD’s fiscal year-end (October 31) (“FYE”) NAV discount widened from +2.25% (at the beginning of FYE 2011) to -13.9% (FYE 2020).[2]

●	FSD’s per share annual distribution declined from $1.47 (FYE 2011) to $1.32 (FYE 2020).[3]

●	FSD’s per share NII declined -38% from $1.47 (FYE 2011) to $0.91 (FYE 2020).3 4

●	FSD’s share price is propped-up by annual per share ROC that went from $0 (FY 2011) to $0.41 (FY 2020).[3]

●	FSD’s 10+ Year (Inception) share price (FYE 2020) underperformed its self-selected Benchmark by -30%.[5]

●	FSD’s 1-Year share price (FYE 2020) underperformed its self-selected Benchmark by -278%.[5]

●	At FYE 2020, FSD had a -$111 million accumulated distributable earnings loss and a $103 million federal capital loss carryforward which degraded NAV.[6]

●	A 5.5% pre-tax NII yield on NAV is not compelling.[3]

●

In response to Dolphin’s 2020 Proposal notice, FSD rushed its record, mailing and meeting dates, hindering Dolphin shareholder communications. Ignoring SEC rules, FSD for six–months hid that nearly 52% of the shares did not even vote on Dolphin’s Proposal. FSD has repeatedly spent shareholder funds to impede Dolphin.[12] After receiving Dolphin’s 2021 Proposal, FSD amended its by-laws hindering shareholder trustee nominations, making calling special meetings more difficult and installing a control share “by-law,” prejudicing large shareholders and further entrenching management and the Board.

●	FSD trustees and executive officers with only 8,637 shares have no “skin in the game.” [7]

●	FSD shareholders can invest in 637 alternatives from the Morning Star Closed-End Fund Universe.

●	In its FYE 2020 Annual Report, FSD stated its contractual advisory fee rate payable was greater than the median contractual advisory fee rate of a consultant selected peer group. [8]

Dolphin believes during its multi-year investment, the Board should have remedied the outlined structural and performance defects.

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

Dolphin Believes FSD’s Opposition Reflects Material Omissions, Contains Numerous Material False and Misleading Statements and is Defamatory to Dolphin:

I.	The Advisor and Sub-Advisor Performance Were Recently Termed “Satisfactory” Versus “Strong” In FSD’s Opposition.

FSD uniquely misleads terming its Advisor’s and Sub-Advisor’s 3-Year and 5-Year performance in its FYE 2020 Annual Report as “Satisfactory”8 while indicating in its Opposition they “...have produced strong returns during their respective tenures in pursuit of the Fund’s investment objectives...” (Opp. at 2.) Also, FSD makes no mention of its 1-Year (FYE 2020) -278 % and since Inception -30% share price showings versus FSD’s self-selected Benchmark.5 9 10  FSD misleads in its praise of its Advisor and Sub-Advisor rather than focusing on the Fund’s underperformance. In this regard, the Opposition excludes that the Advisor serves 27 other funds and investment products.15 Dolphin, on behalf of all FSD shareholders, is concerned about the Fund’s management and underperformance since Inception.

In its Opposition, FSD changed its performance reference date from October 31st to December 31st. Since Inception, FSD has reported April 30th (Semi-Annual) and October 31st (FYE) and has compared its results to its Benchmark. Naturally, in advance of the 2021 meeting, FSD’s management changed the reference date because the 2020 semi-annual and FYE comparisons for 1-Year and since Inception are dismal. This is misleading, lacks credibility and requires correction. Of course, in FSD’s 2020 Proxy Statement, October 31st is the reference date.

FSD’s Opposition omits, is materially false and misleads in the following ways:

●

FSD fails to disclose its FYE 2020 “accumulated distributable earnings loss” of -$111 million and its federal net capital loss carryforward of $103 million. Both results indicate large realized losses (without corresponding unrealized gains) in its debt portfolio.[6] Since Inception, FSD’s share price performance was -30% short of its Benchmark.[5]

●

FSD criticizes Dolphin’s September 18, 2020 Proposal and Supporting Statement for referencing six-months ended April 2020, FSD’s published mid-year report date, versus its Benchmark as a “selective time-frame.” This ignores that it was the only FSD published and consistent reference date prior to the Proposal submission deadline. (Opp. at 5.)

●	FSD cites its use of leverage as cover for its adverse comparative performance, yet offers no facts that its peers do not deploy leverage. (Opp. at 5.)

●

FSD misleads by suggesting COVID disproportionately adversely affected FSD during 2020. (Opp. at 5.) This fails to consider FSD’s near -20% share price underperformance versus its Benchmark since Inception in FSD’s FYE 2019 Annual Report (pg. 2), when COVID was not applicable.[5] FSD’s misconception fails to acknowledge that securities in its Benchmark also would have been adversely effected by COVID.[5]

●

FSD illogically claims its 2019 NAV discount contraction resulted from its monthly distribution increase from $0.105 to $0.11 while ignoring the impact of Dolphin’s public disclosures. (Opp. at 7.) The facts are very clear: the July 2019 month-end closing NAV discount widened to -11.9%; FSD increased its monthly share distribution $0.005 starting August 1, 2019; the August 2019 month-end NAV discount was -13.1%; Dolphin’s issued a Press Release on September 18, 2019; the September 2019 month-end NAV discount improved to -8.6% where it remained until December 2019 month-end; the January 2020 month-end NAV discount was -7.8%; during this month Dolphin’s Proposal was included in FSD’s Proxy Statement.[13]

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

II.	The Fund’s Attacks on Dolphin are Baseless and Defamatory.

It appears that when the facts are not favorable to FSD, the Board baselessly attacks Dolphin. The 2019 and 2020 Opposition both characterize Dolphin as focused on short-term results and engaged in “self-interested activism,” and levies other defamatory statements. (Opp. at 3.) For FY 2019 and FY 2020, the Fund sought to directly and indirectly impugn the character, integrity and reputation of Dolphin without factual foundation. In each instance, the Fund does not identify any action by Dolphin that resulted in any benefit or proposal that is not shared pro rata by all the shareholders of FSD. The Fund’s statements regarding Dolphin are defamatory and false.11 Please make appropriate correction.

Dolphin reviewed the Fund’s Proxy Statement and Annual Report as any shareholder is permitted. Dolphin is a multi-year, sizeable shareholder expending its own resources to benefit all shareholders and has not received any benefit different than any other shareholder.

FSD’s Opposition is false, misleading and histrionic in its reference again (also in FSD’s 2020 proxy statement) to “weaponize” the NAV discount. (Opp. at 7.) Dolphin in its Supporting Statement, January 13, 2021 Press Release and, as summarized at the outset of this letter, outline fundamental flaws believed to exist in FSD’s structure and governance. Accordingly, Dolphin contends that the persistent NAV discount and, having expanded from a +2.25 premium at the beginning of FYE 2011 to a -13.9% discount at FYE 2020 is symptomatic of significant fundamental flaws.2 Dolphin has not only reviewed the Fund and its performance, but also has offered constructive remedies: an early 2020 NAV merger with First Trust Senior Floating Rate 2022 Target Term Fund (NYSE Ticker Symbol: FIV) (advised by the Advisor) as of the day before the date of this letter, FIV’s LTM total return was +3.5% with a -2.8% NAV discount, while FSD’s LTM total return was +4.6% with a -9.3% NAV discount after Dolphin‘s January 13, 2021 Press Release regarding its Proposal. Dolphin believes its FIV/FSD merger transaction with, portfolio, leverage, expense and distribution modifications presented to the Board, management and counsel in February 2020, would have been beneficial to all constituents and enabled the Advisor to run the combined FSD/FIV capital in a restructured format. Dolphin also offered a change in portfolio configuration, a 40%-50% tender offer near NAV14 and implementing a target term with a target term NAV.11 While Dolphin has repeatedly noted FSD’s public efforts to close the NAV discount, all efforts have failed to create permanent closure—FSD’s Opposition is misleading with regard to both.

III.	The Fund Hid for Six-Months the Results of the Vote on Dolphin’s 2020 Proposal and Now Misleads in its Presentation.

The Fund failed to disclose the vote on Dolphin’s 2020 Proposal by not including the required disclosure in its April 30th Semi-Annual Report as required by Rule 30e-1(b), and only made such disclosure after Dolphin’s August 7th and August 27th demands.12 The Opposition now further misleads shareholders by stating “only approximately 10.5% of the Fund’s outstanding shareholders vot[ed] for Dolphin’s 2020 proposal,” as the Fund fails to disclose Dolphin received approximately 20% of the votes cast on the proposal because an extraordinary 52% of the shares did not even vote on the Proposal—material information withheld from the shareholders for six-months and now omitted from the Opposition.12 (Opp. at 9.)

IV.	The Fund Fails to Disclose the Advisor’s “Steps to Address the Fund’s Discount” Failed.

In its Opposition, the Fund misleadingly references its efforts to address the Fund’s NAV discount and falsely claims that Dolphin does not recognize its efforts. (Opp. at 7.) Nothing could be further from the truth. While Dolphin has publicly acknowledged the Fund’s efforts and in its 2020 and 2021 Supporting Statements, FSD has failed to mention these efforts have not brought permanent closure to the NAV discount.13

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

V.	The Board Claims to “Have Defended the Interests of the Fund”—The Board is Really Protecting its Own Interests.

FSD’s Opposition misleads in that the shareholders own the Fund; the Advisor need not defend the “interests of the Fund” or its shareholders. It is the franchise of all shareholders to make proposals and seek Board changes. FSD’s actions appear more designed to entrench management and the Board, particularly when they only own 8,637 shares and the Advisor received fees of approximately $5.4 million in 2020 under a perpetual structure.6 7

FSD is simply wrong and misleading in its continued threat that the Fund will be “orphaned” if the investment agreements are terminated by shareholders. (Opp. at 5.) FSD’s contention suggests the Board would not adhere to its fiduciary obligations and implement an orderly and prompt liquidation or present an alternative for shareholder approval. Again, Dolphin’s January 13, 2021 Press Release provides examples when, upon or in advance of favorable termination votes (or attendant to failed votes with respect to new management agreements), funds were liquidated with NAV returned to shareholders. The Board is aware that it would also have other alternatives upon termination of the Investment Advisory and Management Agreements as presented in Dolphin’s January 13, 2021 Press Release.

FSD’s January 28, 2021 Letter to Dolphin:

During Dolphin’s multi-year shareholdings, it has regularly given the Fund an opportunity to comment on Dolphin’s communications with shareholders. Dolphin’s January 13, 2021 Press Release contains specifics of FSD’s long and short-term relative underperformance and its adversarial actions towards shareholders. Having not heard from FSD, Dolphin’s counsel directed communication to FSD dated January 26, 2021 providing explicit “opportunity to identify any material statements or factual inaccuracies contained in the Press Release, so that Dolphin may consider the Fund’s views.” In addition, Dolphin offered to work with the Fund regarding Dolphin’s Proposal. Instead, on January 28, 2021, FSD’s counsel forwarded a communication with concerns relating to five areas but devoid of any specifics whatsoever, not enabling Dolphin to address any concerns or comments that the Fund may have had.ii

*         *         *

As you are aware, Rule 14a-9 provides “no solicitation . . . shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication . . . containing any statement which, . . . , is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the FSD Statement therein not false or misleading or necessary to correct any statement in any earlier communication . . . which has become false or misleading.”

Dolphin requests FSD amend its January 14, 2021 Opposition before mailing to shareholders to address the above specifically noted materially false, misleading and defamatory statements and material omissions. By the close of business, Monday, February 8, 2021, the Fund is requested to acknowledge in writing to Dolphin’s counsel, Miles & Stockbridge, as to (i) if and how the Fund intends to address Dolphin’s comments regarding FSD’s Opposition for the 2021 Proxy Statement; and (ii) any very specific factual inaccuracies that FSD believes might be contained in this letter and any Dolphin public materials, so correction may be timely considered.

ii As previously provided, this letter was originally sent to the Board of Trustees on February 5, 2021. On February 17, 2021, Dolphin received a letter from FSD addressing Dolphin’s January 13, 2021 Press Release (35 days later) with a greater level of detail.

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

Sincerely,

Dolphin Limited Partnership I, L.P.

By: Dolphin Associates, L.L.C., its General Partner

By: Dolphin Holding Corp., its Managing Member

By:                   /s/

Name: Donald T. Netter
     Title: Senior Managing Director

cc:         Scott. R. Wilson, Esq., Miles & Stockbridge

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

1 Alternatively, the Board can pursue hiring another Advisor, Sub-Advisor, merger or extraordinary transaction, in each circumstance, with requisite shareholder approval.

2 FSD’s NAV discount has generally widened from FYE 2010’s +2.25% premium to FYE 2020’s -13.9% discount. Dolphin’s September 2019 public Proposal coincided with the NAV discount ultimately closing to approximately -7.8% and when FSD filed its Proxy statement containing Dolphin’s Proposal in January 2020.13 FSD’s FYE October 31 premium/(discount) since September 27, 2010 (Inception): 10/31/20: -13.86%; 10/31/19 -8.56%, coincides with Dolphin’s public proposal to terminate Investment Advisory and Management Agreements, 10/31/18: -16.05%; 10/31/17: -7.24%, in connection with a shareholder settlement of a 15% tender offer and a 1-Year raised distribution; 10/31/16: -12.37%; 10/31/15: -13.43%; 10/31/14: -11.71%; 10/31/13: -10.24%; 10/31/12: -1.42%; 10/31/11: -6.68%; 10/31/10: +2.25%.

3 See below chart*:

	FYE 10/31	NII	ROC	FY Distribution
	2010	$1.602	$0.00	$1.602
1	2011	$1.47	$0.00	$1.47
2	2012	$1.442	$0.1599	$1.602
3	2013	$1.3265	$0.0775	$1.404
4	2014	$1.315	$0.00	$1.315
5	2015	$1.26	$0.00	$1.26
6	2016	$1.065	$0.00	$1.065
7	2017	$1.082	$0.3386	$1.42
8	2018	$0.94832	$0.40218	$1.3505
9	2019	$0.92514	$0.34986	$1.275
10	2020	$0.91225	$0.40775	$1.32

“NII” refers to Net Investment Income from dividends and interest, less fund expenses, excluding return of capital and capital gains and losses.

*FSD incepted September 27, 2010; accordingly $0.1335 one-month October 31, 2010 distribution annualized is $1.602. FSD increased its monthly distribution from February 2017 to February 2018 in connection with a shareholder settlement. 2011-2016 source: FSD Annual Reports. For FYEs October 31, 2018, 2019, 2020 source: 19a-1s. 2011 results are based on 35,989,830 weighted average shares outstanding (FYE shares were 36,056,159). The 2012 ROC is listed as “Net Realized Gain”. NII is derived from “Distributions to Shareholders from Net Investment Income.” FY 2017 figures are based on the weighted average number of shares outstanding as a result of the partial tender offer (July 13, 2017) in which 5,284,792 shares were purchased and 13,654 shares were separately purchased.

4 See October 31, 2019 Annual Report of FSD (pg. 6) (“Given the rally in high yield assets, the Fund benefitted from additional exposure”); October 31, 2019 Annual Report of FSD (pg. 38); October 31, 2020 Annual Report of FSD (pgs. 36 and 38); October 2020 form 19a-1 (indicating $1.32 FY distributions of which near 31% ($0.41) was ROC).

5 See October 31, 2020 Annual Report of FSD (pg. 2). The calculation of -30% for FSD’s 10+Year (Inception)share price underperformance vs. it’s self-selected Benchmark was derived from the data table (pg. 2) in FSD’s FYE 2020 Annual Report: The Inception to FYE 2020 Average Total Annual Return of the Benchmark (+6.31%) minus FSD’s Market Value return (+4.41%) and the net divided by +6.31%. FSD’s 1-Year share price (FYE 2020) underperformance vs. it’s self-selected Benchmark by -278% was derived from the data table (pg.2) in FSD’s FYE 2020 Annual Report and the following established formula: ((-4.35 % FSD 1–Year Market Value /+2.44% 1-Year Benchmark) - 1); The near -20% FSD share price underperformance vs. it’s Benchmark since Inception in FSD’s FYE 2019 Annual Report(pg. 2)when COVID was not applicable was calculated: The Inception to FYE 2019 Average Annual Total Return of the Benchmark (+6.75%) minus FSD’s Market Value return (+5.42%) and the net divided by +6.75%.

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

6 See October 31, 2020 Annual Report of FSD (pgs. 19, 29 and 36).

7 The number of shares held as of December 31, 2020 by FSD Trustees and Executive Officers and endnote was revised to reflect FSD’s February 16, 2021 Proxy Statement (pg. 15).

8 See October 31, 2020 Annual Report of FSD (pg. 29) (“...First Trust is entitled to a monthly fee calculated at an annual rate of 1% of the Fund’s “Managed Assets,” defined on pg. 24 of the same document as “...the average daily gross asset value of the Fund (which includes the principal amount of any borrowings), minus the sum of the Funds liabilities) and (pg. 36) (“The Board...noted that the contractual advisory fee rate payable by the Fund, based on average net assets, was above the median contractual advisory fee of the peer funds in the Expense Group”). “…the Board concluded that the nature, extent and quality of the services provided to the Fund by Advisor and the Sub-Advisor under the Agreements have been and are expected to remain satisfactory (emphasis added) and that the Sub-Advisor, under the oversight of the Advisor, has managed the Fund consistent with its investment objectives, policies and restrictions.”

9 See October 31, 2020 Annual Report of FSD (pgs. 2, 19-20 and 29).

10 See FSD’s 2020 Proxy Statement, dated January 13, 2020 (pg. 22).

11 The Opposition further misleads in relation to the Fund’s interactions with Dolphin. Specifically, the Fund fails to disclose that Dolphin offered detailed investment suggestions such as selling $110 million of premium bonds sheltered by then a $102 million federal capital loss carryforward, and a NAV-to-NAV merger with FIV (also advised by the Advisor), converting FSD to a target term fund, or a 40%-50% tender offer near NAV, as has occurred with other funds.14

12 Required disclosure under Rule 30e-1(b). On March 9, 2020, FSD, by Press Release, indicated that nearly 20% of shareholders voting at the 2020 meeting supported Dolphin’s Proposal, but FSD improperly delayed reporting the actually vote, including the number of abstentions and broker non-votes. Dolphin informed FSD that it believed this impinged on the shareholder franchise, particularly if the new deadline for shareholder proposals on FSD’s Proxy is to be accelerated relative to prior years. On September 1, 2020, FSD initially made such disclosure: 3,269,469 shares voted for the Proposal; 12,952,779 voted against the Proposal; 332,892 shares abstained and there were 14,444,622 broker non-votes. FSD’s 2020 and 2021 Proxy Statements indicate proxy solicitation, preparation, printing, mailing and other costs aggregating $211,400 and born by FSD. 2019‘s corresponding amount was $3,845.

13 Despite FSD’s prior efforts, the NAV discount returned to approximately -13% after expiration of the February 2017-February 2018 one-year raised distribution as part of a shareholders settlement. Month-end closing market discounts to NAV were: -12.8% March 2018; -12.5% April 2018; -13.3% May 2018; -12.9% June 2018; -14% July 2018; -12.1% August 2018; -13.6%. September 2018; -16.1% October 2018; -15.0% November 2018; -15.5% December 2018; -13.3% January 2019; -13.1% February 2019; -13.1% March 2019; -13.2% April 2019; -14.0% May 2019; -11.7% June 2019; -11.9% July 2019; -13.1 % August 2019; -10.9% September 2019; -8.6% October 2019; -8.6% November 2019; -8.6% December 2019; and -7.8% January 2020, when FSD filed its Proxy containing Dolphin’s Proposal.

14 On December 22, 2020, Pioneer Floating Rate Trust (NYSE Ticker Symbol: PHD): implemented a 50% tender offer at 98.5% of NAV ($11.23) in connection with a shareholder settlement. Recent monthly distributions reflected more than 30% ROC.

15 The Advisor to FSD, First Trust Advisors, L.P., is a limited partnership with one limited partner, Grace Partners of DuPage L.P., and one general partner, The Charger Corporation. The Charger Corporation is controlled by James A. Bowen, Chief Executive Officer of First Trust Advisors, L.P. and a trustee of FSD. The Advisor is responsible for the ongoing monitoring of the Fund’s investment portfolio managing the Fund’s business affairs and providing certain administrative services necessary for management of the Fund (October 31, 2020 Annual Report of FSD , pg. 29).  FSD’s February 17, 2021 letter to Dolphin advises that “...the Trustees oversee 189 portfolios in the First Trust Fund Complex.”

First Trust High Income Long/Short Fund

February 5, 2021 (Revised)

DOLPHIN RECOMMENDS SHAREHOLDERS VOTE “FOR” PROPOSAL 2 (DOLPHIN’S PROPOSAL) ON FSD’S PROXY CARD AND “WITHHOLD ALL” ON THE TWO FSD TRUSTEE NOMINATIONS (PROPOSAL 1).

Additional Information

Dolphin does not intend to file a proxy statement or proxy card with the Securities and Exchange Commission in connection with the 2021 Annual Meeting of Shareholder of FSD. Shareholders are advised to read the definitive proxy statement of the Fund filed on February 16, 2021, including Dolphin’s Proposal and Supporting Statement beginning on page 21, and vote in favor of Proposal 2. THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE YOUR PROXY. Please DO NOT send us your proxy card as it will not be accepted — you must vote on FSD’s proxy card.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe objectives, plans or goals are forward-looking. Many of the facts contained herein are from FSD’s public financial documents; Dolphin makes its statements relying on such information that it believes to be accurate, but makes no representation. Investors are urged to consult with their own financial advisor. Forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding FSD and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

About Dolphin Limited Partnership I, L.P.

Dolphin Limited Partnership I, L.P. is a Delaware limited partnership formed in or about 1995. Dolphin and its affiliates have a history of working constructively to generate value on behalf of all shareholders.

Contact

Innisfree M&A Incorporated

(212) 750-5833